Filed by salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 2, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

[The following is an excerpt of Q3 2021 earnings call of salesforce.com, inc. on December 1, 2020]

CORPORATE PARTICIPANTS

Evan Goldstein

Senior Vice President-Investor Relations

Marc Russell Benioff

Chair, Chief Executive Officer & Founder

Mark J. Hawkins

President, Chief Financial Officer & Member of the Executive Committee

Amy E. Weaver President & Chief Legal Officer Bret Steven Taylor President & Chief Operating Officer Gavin E. Patterson President & Chief Revenue Officer

OTHER PARTICIPANTS

David Hynes Canaccord Genuity LLC J. Derrick Wood Cowen and Company Heather Bellini Goldman Sachs & Co. LLC	Brent Thill Jefferies LLC Keith Eric Weiss Morgan Stanley & Co. LLC Alex Zukin RBC Capital Markets LLC

MANAGEMENT DISCUSSION SECTION

Marc Russell Benioff

Chair, Chief Executive Officer & Founder

Q3 HIGHLIGHTS

Opening Remarks

SLACK

•	All right

•	Well, now, let me just tell you what I’m really excited about

•	Slack, I couldn’t be more excited about what Bret and Stewart have put together

•	Wow

•	I mean, when they came to me and brought me this idea that Salesforce and Slack could come together, my eyes lit up

•	I said, this is the next generation of the Customer 360

•

This is our ultimate vision of having this incredible user interface on top of all of these services through all these channels and all the collaboration running on all these devices and integration, interactions, and the ecosystem and the industry that has been created around it, and all the applications, amazing

•	And let me just say also, I’ve watched Stewart and Slack grow for over the last six years

•	It’s been amazing

•	It’s reminded me of another great company, Salesforce, I have to be honest

•	And I get to look right out my window, and do you know what I see? Slack

•	Slack’s logo, because Slack’s building is right next to my building, and I’m looking into their building all the time

•	Stewart is waving at me

•	Now, I’m waving at him

•	Now, we’re giving each other big hugs when the pandemic is over

•	But that idea that these two great companies are right next to each other in Salesforce Park is amazing

•	And Stewart and his team have built one of the most beloved platforms and brands, okay, and technologies in the software industry

Social Enterprise

•	And it’s a perfect match for both of us

•	It’s going to extend our companies, make us both stronger

•

And, look, we’ve spent more than a decade focusing on this vision that we’ve had for social enterprise, everyone probably remembers ad nauseam, all of the social enterprise presentations that I’ve delivered in my career, this makes it all real

•	This makes it all true

•	This brings the best of both worlds, the integration

•	It’s a marriage made in heaven

•	It’s amazing

•

And we’ve spent more than, Bret, I can’t even think about how many conversations Parker and I have had on the vision, and then to see Stewart come in with Bret and make it all real, well, that’s just awesome

Once-in-a-Generation Company and Platform

•	And we see in Slack a once-in-a-generation company and platform

•	It’s the central nervous system of so many companies on this call, and our company, and so many of our great customers, connecting everyone and everything

•

And now we can go even bigger, better, more exciting, and it brings all the companies, people, the data, the tools together, and you can see all the CRM information, the sales, the customer interactions

•	You probably saw Slack Connect, which extends the benefit of Slack so employees can securely work collaboratively with partners, suppliers, but especially important for us customers

•	Wow

•	That’s a game changer

•	And when I’ve seen this incredible storyline, that what Bret and Stewart have put together, it is like, wow, this is bigger than I’ve ever thought it could be

•

And when I’ve looked at the companies from around the world who are implementing Slack, from the fastest-growing startups to Fortune 500 companies and Starbucks and Target and HP, and what they’re doing, and then when we integrate that with a single source of truth, oh boy, it’s a supercharger

Slack’s Enterprise Customers

•	So, we already know more than 90% of Slack’s enterprise customers are also Salesforce customers, but we also see how much farther they can go, because we just use ourself as an example

•

Yes, we’re a great Slack customer, but we could be doing so much more, but when it’s integrated into a Salesforce, it’s like, wow, and that’s what I plan, to bring that message to all my friends, all these CEOs that I work with all over the world, to help them transform their business and grow their businesses and helping them to survive and succeed during this pandemic

•	Well, we’re going to make sure that they just have this incredible single source of truth experience as well

Integrate and Acquisitions

•

Look, we’ve already shown with ExactTarget, with Demandware, with MuleSoft, with Tableau, how we acquire and how we can integrate, how we extend acquisitions, how we transform our own product line, how we can develop compelling models for our customers to get value, and we’ll expand Slack as well in the enterprise, not just among Salesforce customers, not just by lighting up our tens of thousands of salespeople

•	That’s not what this is all about

•

What this is all about is the value of the social enterprise and creating this incredible idea that you have, this amazing hub of productivity, of collaboration, integration, and applications that now leverage all this amazing data

Zoom

•

And I mean, you probably saw, if you watched the Tableau conference-ish this year, the vision they’ve had for Tableau integrated with Slack, you look at what Salesforce has done, I mean, it’s absolutely incredible

•	And by the way, look at what Zoom is doing with Slack is absolutely incredible, and you look at that product, I mean, you’re talking about my productivity environment every day

•	Zoom and Slack and Tableau, oh, yeah, and Salesforce, and all the applications and dashboards, and everything I use to run my business is all Salesforce now

•	Everything on my desktop here, I’ve got my computer in front of me right now and everything is Salesforce, and I’m, like, whoa, this is just absolutely incredible

•	So, congratulations, Stewart and Bret

•	I just want to give you a huge call out because awesome what you have done and I never thought it was even possible, it wasn’t even in my consciousness that it could be possible, and you did it

REVENUES AND ACQUISITIONS

•	Regarding our FY2022 revenue guidance, we project it to be $25.45B to $25.55B, representing 21% growth

o	This includes a contribution from Slack of $600mm net of purchase accounting and it assumes a closing date in late Q2

•	Acumen Solutions, the assumption is $150mm net of purchase accounting, which assumes a closing date within Q2

•	Both of these acquisitions will be fantastic additions to our Ohana as they will greatly benefit our strategic priorities of Customer 360 and industries

QUESTION AND ANSWER SECTION

David Hynes Canaccord Genuity LLC	Q

Maybe this question is for Marc Benioff, it sounds like maybe Bret given he was kind of the architect of the Slack deal. I’m curious, look, Slack’s going to give you access to huge amounts of rich conversational customer data, how do you see that kind of advancing your efforts around AI? And I guess maybe just related to that, I think we all know what Slack is today, what’s your vision for what it could be with Salesforce in three to five years from now?

Marc Russell Benioff Chair, Chief Executive Officer & Founder	A

Let me give you two minutes and then – or a minute, and let me have Bret come into next fill in the details. When I look back at the dreams that we’ve had and what the social enterprise means over the last couple decades, it’s a very rich user interface that kind of front ends all of our services. And kind of in the way graphical user interfaces were a major moment in our computer industry. I think these collaborative interfaces and video-based interfaces are the next major moment in our industry. But underneath those services, and you kind of teed it up by asking the question this way, you have so many rich services, applications, integrations, artificial intelligence, and fundamentally big data lakes.

And the idea is how can you take all of that and bring it to the user, to the power professional, to the worker, to the knowledge user, or even to me, the CEO, and turn it into a powerful experience? And now, with this combination of Slack and Salesforce, exactly as I mentioned, my whole world is on this platform, and we call it Customer 360, but the idea that, gee, number one, there’s never been a more important time for sales and B2B sales.

I see that with our customers every day. I look at our sales force, obviously, it’s enormous. But our ability to call at every level, our ability to call into the CEO level easily, our ability to have much higher levels of productivity with our sales organization, how we had to move our call centers and customer service organizations on a moment’s notice into their homes, our ability to deliver record levels of marketing and marketing interactions like we did this weekend. The analytics that are needed, and you probably saw the analytics that we published around the holiday. Well, now, all of that completely coupled with this incredible collaborative interface. And that is the magic, and that is what is so exciting. That’s been our dream. Now, it’s our reality. And I want to introduce you to the person who put all of these things together, and that’s Bret Taylor.

Bret Steven Taylor President & Chief Operating Officer	A

You really contextualized it well. I mean, fundamentally, we really see the world as fundamentally having shifted this year. We’re entering into this all-digital work anywhere world, and every executive that I talk to and every industry is doing this not as something temporary but really a moment that accelerated the digitization of the economy.

Consumer goods have gone from retailers to direct to consumer. Medical care has gone from doctor’s offices to telehealth. Retail has gone from brick-and-mortar to curbside pickup. Marketing, as Marc mentioned, this last weekend is the perfect indication of this. We saw mobile clicks notifications go up 131%. We saw SMS grow 171%. Behind all of this is fundamental shifts in the way we work, fundamental consumer behaviors and fundamental changes in behaviors in every interaction. And I think we really view Slack as really the system of engagement for every employee, for every partner, and for every customer interaction. And I think it is all-digital work anywhere world and you think what does it mean to be successful in sales? What does it mean to be successful in customer service and marketing e-commerce?

It really is about this facilitating this all-digital work from anywhere world to enable team selling, to enable people in the contact center to swarm on a case digitally whether or not you’re in the same building, to enable marketers to plan a campaign, to enable merchandisers to plan what goes in the front page of a commerce app or a commerce website, and we’ve been using this phrase. Really, this is the operating system for the new way to work. And our customers are coming into us now, recognizing that because the economy has shifted so dramatically, so quickly, they’re pivoting from saying how do we respond to the crisis to how do we grow and how do we thrive in this new normal. And we fundamentally think this combination is that operating system for growth for every company in the world.

J. Derrick Wood Cowen and Company	Q

I wanted to touch on the operational plans for onboarding Slack. Maybe could you compare and contrast the strategy to integrate Slack vs. what you’ve done with Tableau or MuleSoft?

And then, Mark Hawkins, thanks for the EPS guidance, but I know there’s a lot of below the operating income line factors. So can you give us any goalposts around how to think about how Slack impacts operating margins and how to think about margins next year?

Bret Steven Taylor President & Chief Operating Officer	A

We are going to be factoring in Slack’s business profile into our overall business for next year for the operating margin. We’ll give the operating margin and the cash flow growth for the entire company per normal tradition in Q4 call for sure.

You can see, because it’s a public company, its profile is different than Salesforce. It’ll be dilutive to our operating margin in aggregate, and then there will be the purchase accounting side of it. But we’ll give you very specifics in Q4 there, Derrick, not only on the operating margin but the cash flow and then even related on the revenue growth in Q4.

Bret Steven Taylor President & Chief Operating Officer	A

As restated. I think our philosophy is very similar to our philosophy with MuleSoft and Tableau, which is, number one, starting with our mutual customers and starting for how can we help every one of our customers benefit from the combination of these two technologies. But with that really recognizing that Slack – fundamentally, if you look at the happiest customers who use Slack, it is really that central nervous system for their company. And that’s really connecting every single application at their company, not just the applications from Salesforce.

So that really means balancing and making sure Slack has an independent brand and continues to serve every single company and integrates in every single system at your company, while also making sure that it really achieves that vision that Marc talked about which is really it become sort of user interface of the Customer 360 and helps all of our customers be successful to try to create a single source of truth for their customer data.

I’m really happy with this strategy. It’s really been effective with our integration of the companies like MuleSoft and Tableau that have continued to thrive and continued to be technology-agnostic while also becoming a really integrated part of our value proposition to our customers.

Heather Bellini Goldman Sachs & Co. LLC	Q

I mean, Salesforce and Slack together, it seems like this is going to become the hub that connects all of the different Salesforce applications together and offers even more value for your customers. How do you see – in the context of the 90% customer overlap you mentioned, how do you see this evolving the digital transformation messages to customers that you’re already sharing? And I guess the other piece is when you think about the pieces of the Salesforce puzzle, if you will, do you say despite your efforts with Chatter that this is one of the biggest remaining pieces you were missing? Thanks so much.

Marc Russell Benioff Chair, Chief Executive Officer & Founder	A

I’ll start with the end, which is there’s no doubt that Slack just has an incredible approach to collaboration in a way that we really could never have imagined, especially in regards to the integrations and applications and ecosystem that are built on top of it. Certainly, like Chatter, it had the collaborative interface. And we’ll benefit from that because we’ve done such deep work in our own architecture around our Chatter API and so many other key parts of our core system. But when you look at what happens when you put Slack and Salesforce together, the fundamental experience for the customer, it just changes.

Of course, you’re already going wall-to-wall in the enterprise, which is very exciting for Salesforce. It’s beyond just sales or service or marketing. It’s into every department. We’ve already seen a lot of that with Tableau and the ability for Tableau to go wall-to-wall. And Tableau is another product that users just love Tableau. Users just love Slack.

When we start to bring our Customer 360 into that, our ability to build applications with Lightning, our ability to light up our own workflow and build workflows through our customers and expose those through these channels, well, that’s where the fundamental expression of Salesforce and how it looks, whether it’s on a phone or an iPad or on your desktop, it’s deeply modernizes it.

Bret Steven Taylor President & Chief Operating Officer	A

Just – when I think about the opportunity for our customers, I just – every single customer engagement I’ve been involved with could benefit from this capability. This past quarter, one of the customers I had the privilege of working with is Ferguson, which is the largest wholesale distributor of commercial and residential plumbing supplies. And this is a classic Customer 360 relationship where their CEO, Kevin Murphy, and their CIO, Mike Sajor, were really trying to connect everything from B2B and B2C commerce to customer service to their platforms.

Now when I think about the vision of that company and I think about the opportunity to come into these companies going through this digital transformation and trying to really say how do we build the perfect digitally- augmented experience with customers, this is the ultimate system of engagement. This is the ultimate way you can connect every employee. It’s the ultimate way you can work with your B2B partners. It’s the ultimate way that you can transform your teams working on B2C customer engagement.

And I think that’s when we’re – when we look at the opportunity for our customers and we look at the opportunity for Slack’s customers, we really think that bringing these things together give us such a complete value proposition, and I think it’s really exciting.

Keith Eric Weiss Morgan Stanley & Co. LLC	Q

I wanted to ask on the Slack acquisition. It’s really a two-part question. On the front end, maybe for Bret, can you talk to us about what you guys can do with Slack by owning it vs. partnering? Because like one of the things that

Slack differentiates with is their open integration and the fact that they integrate with everybody. So, why is it necessary to own the asset?

And then, on the back side, I want to ask just about the price tag. On the last conference call, Mr. Benioff, you talked about it being a tough environment for M&A for stuff being expensive and making it hard to make these acquisitions financially work out for you guys. What is it about this one? Like, how do you garner the confidence that this $28B price tag is the right price tag and financially this is going to make sense for Salesforce over time?

Bret Steven Taylor President & Chief Operating Officer	A

I’ll start on the – just talking a little bit about why it’s important and why it’s valuable for our customers for this to be a part of our portfolio.

The journey that we’ve been on over the past decade is really going from a company with a single value proposition around sales automation to really this vision for Customer 360. They connect sales, service, marketing, e-commerce, analytics, platform. And when you look at all of our largest deals, our happiest customers, our healthiest customers, lowest attrition, they’re not just using one of our products, they’re really using this entire platform to get the single source of truth for their customers.

And we see this incredible vision that Marc said, it’s been something we’ve been working at and thinking about for a long time, long before I even joined this company, about how do you connect all of these experiences? How do you actually create a seamless customer experience team, customer service and marketing which every single retailer in the world was worried about this past weekend?

How do B2B companies really focus on not just selling but customer success, which is really connecting the entire Customer 360? And when we talk about Slack really becoming the user interface with the Customer 360, this is what we mean. We really think this is a way of delivering that vision to our customers and for them to deliver – our customers to deliver a vision to their partners and their customers through technology like Slack Connect, this is really, really meaningful and really, really unique. And I think it captures kind of the new way that most of our customers think about their customer relationships. It’s not siloed by department anymore. It’s really an end-to- end journey. And to really achieve that, we think that Slack is a tool that facilitates that in a really unique way and can really help accelerate our customers who are going through this transformation.

And, Marc, I’m not sure if you want to comment a bit on your comments from the last earnings call, just to offer my perspective, we’ve been clear consistently that when we look at our M&A strategy and our inorganic acquisition strategy, it’s fundamentally we have to be opportunistic. We have to make sure that we respond to unique conditions from our customers in the market. And this year, if anything else, it’s been hard to predict. And this is an opportunity that we saw and we’ve talked a lot about this shift in the economy, the relevance of Slack to our customer base that has obviously dramatically increased over the course of the year. So, I do think that we – the market’s very unusual this year, but we have to make sure that we, as a company, have a beginner’s mind about where innovation could come from, and recognize that we have to take timing when it’s available to us as we evaluate these inorganic opportunities.

Marc Russell Benioff Chair, Chief Executive Officer & Founder	A

I would like to address that, which is that I think what’s very exciting is this vision that Stewart and Bret have put together. And I think that when I look back, and, gee, I don’t think I could have ever imagined any acquisitions happening this year. We’re in this pandemic. We’re in this all-digital environment. We are just kind of brute-forcing it right through, where we’re making as many sales calls as we can. And we’re collaborating very deeply as a company. And all of a sudden, Bret and Stewart come together and say, yeah, we can do this. And when we look at the resulting vision, it’s a wow. It’s like something that we could have never imagined

And when we look at acquisitions today, we do have a little bit of a swagger. Of course, we’ve done probably over 60 deals, small, medium, and very large. On the whole, our transactions have been extremely successful. And when we look at our very large transactions, especially ExactTarget, Tableau, we look at how – or what we’ve learned, our ability to integrate companies, to make one plus one equals three. We look at this and we say, wow, this is a game changer, and we know how to pull it off.

And we have a lot of our former executives, for example, at Slack already, so we know a lot of those players. We work so deeply with the company both in a business development perspective but just because they’re our neighbor. And we’re like, oh, boy, the value that we can bring to customers is much stronger as one company than as two. And when you look at the difference between partnering vs. owning, it really means that we’re able to do things with our technology that we just could not do as partners, and that’s the demos, the visions that Bret and Stewart have put together, and, look, when they presented this to me, I was sold. And I am sold. And I can’t wait to get out on the road and present it to customers, because I know that they are going to be absolutely blown away about what this looks like for them.

Alex Zukin RBC Capital Markets LLC	Q

And mine maybe is for Marc and for Gavin. I wanted to ask about the demand environment, particularly how it looks from a pipeline perspective to Q4. And Marc and Gavin, how are you seeing the priorities change through this pandemic? How do you think about that for next year as you look at the opportunity to solve these pain points? And then Marc, I guess the other follow-up to Keith’s question is why now on Slack? Why not before and why not next year?

Marc Russell Benioff Chair, Chief Executive Officer & Founder	A

…We’re able to deliver tremendous value. When I look at what we’ve done with key customers, and I mentioned AT&T on the last call, but when I look at what we’ve done with their management team, with their competitiveness, with their results that they’re getting, it just gives us a lot of, I would say, gratitude in our ability to transform a company like that, or in any company, and to do it worldwide. And then when we bring in Slack, well, with these acquisitions, you never know exactly when they’re going to happen, and we didn’t know when Tableau was going to happen. Of course, we always loved Adam and Christian before that. We didn’t know when ExactTarget was going to happen. We always loved Scott, and we didn’t know when Stewart and Slack would happen.

And when the moment and the opportunity arises, you have to look and ask yourself, are you strong? Can you do something like this, or are you weak? Or is it a moment where you just don’t have the swagger. And let’s face it. Look at these numbers that we just delivered. Salesforce has never been stronger, never been more capable. It’s never had a more competitive position. It’s never been able to execute with more acuity. Look at the IDC numbers. I don’t have to go through them in sales and service and marketing across the board. They’re very, very impressive. And when we’ve gone up against tough competitors, we have done just fine, and I think that we bring a lot of value to Slack right now with their size.

As you know, they’re going basically entering from the $1B to $2B phase, which I know extremely well, and this is a moment where we can offer a lot of value. We’ve been there. We’ve lived that life, and we’re going to come in and we’re going to help them not just be successful [ph] doing it (00:58:46), we’re going to help them to just redefine the entire industry. And that dream and that vision that Bret and Stewart have is really unlike anything I have ever seen of any company or any product anywhere, and when you see it all laid out, you will just be blown away. I mean, I was, and I have a lot of confidence that you will be as well.

Gavin E. Patterson President & Chief Revenue Officer	A

And perhaps I should just add some comments as well, Marc.

Gavin E. Patterson President & Chief Revenue Officer	A

I think that during Q3 – yeah, what we saw in Q3 was a continuation of the strong demand that we saw in Q2, and it’s a very well-rounded performance across all the clouds and both in the US and internationally, we’ve seen strong demand around the world. And as we look into Q4 and beyond, the pipeline continues to be very encouraging.

So I guess what I’m seeing, and you’ve heard it from Bret and Marc as well, is that I think the core of what we offer, to be the trusted advisor for digital transformation, this is an imperative for every company and every organization in the US and around the world. And that conversation has become more urgent, and we’re finding that we’re getting very, very good access, probably at least twice the access to decision makers who want to have that conversation and want to get on and make that transformation and use us as their partner. So, the business is, I think, in a really good shape. We’re confident going into next year. And as Marc said, I think Slack really rounds out that proposition. And I think it’s going to – we feel very encouraged and very optimistic about maintaining this performance going forward.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.